                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                         Caliber Learning Network, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock ($0.01 par value)
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   129914107
              ---------------------------------------------------
                                 (CUSIP Number)


                                 June 30, 1999
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-1(c)

      [x]  Rule 13d-1(d)


                               Page 1 of 4 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 129914107                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Douglas L. Becker
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            934,176

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             934,176

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      934,176

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.56%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(A).  NAME OF ISSUER:

Caliber Learning Network, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

509 South Exeter Street, Baltimore, Maryland  21202

ITEM 2(A).  NAME OF PERSON FILING:

Douglas L. Becker

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Mr. Becker's principal business office is 509 South Exeter Street, Baltimore, Maryland 21202.

ITEM 2(C).  CITIZENSHIP:

United States

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(E).  CUSIP NUMBER:

129914107

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
OR (C):

Not applicable

ITEM 4.  OWNERSHIP:

(a) Mr. Becker has direct beneficial ownership of 934,176 shares of Common Stock of Caliber Learning Network, Inc.

(b) The 934,176 shares of Common Stock beneficially owned by Mr. Becker represent 7.56% of the outstanding Common Stock, based upon 12,349,873 shares of Common Stock outstanding as of November 12, 1999.


                               Page 3 of 4 Pages
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(c)  Mr. Becker has sole voting and dispositive power with respect to the
     934,176 shares beneficially owned by him.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2000                         /s/ Douglas L. Becker
                                               -----------------------------
                                                     Douglas L. Becker

                               Page 4 of 4 Pages